


goimagine

The Handmade Marketplace that Cares

100% PROFITS TO CHARITY

INVESTOR DECK

FORWARD LOOKING STATEMENTS

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the taking on of debt; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

goimagine

The World's First Marketplace Donating 100% Profits to Charity

In August 2020 goimagine launched the first ever online marketplace focusing on social good by donating 100% profits to charity.

Goimagine is a nationwide marketplace specializing in handmade items including Jewelry, Clothing, Home Décor, Art and more.

Our mission is to help children in need by connecting creative sellers with buyers looking for unique items throughout the United States.



https://youtu.be/N7ExoSsh__I

The Founders







Stephanie Romkey
https://www.linkedin.com/in/sromkey/

Jon Lincoln
https://www.linkedin.com/in/jonlincoln/

Bill Rowell
https://www.linkedin.com/in/billr578/

goimagine

FOLLOW THE LEADER

"I don't think there's anything exceptional or noble in being philanthropic. It's the other attitude that confuses me."
~ Paul Newman

Giving all the profits away might seem crazy, but successful companies already do it. The most well known is Newman's Own which has been donating 100% of their profits to charity since 1982. Through selling items like Salad Dressing and Pasta Sauce they have donated over **$550 Million** to worthy causes. (https://www.newmansown.com/)

Goimagine is bringing this same business model to ecommerce where the scalability is even greater.



goimagine

TRANSPARENCY

GOIMAGINE CONVERTED TO A PUBLIC BENEFITS CORPORATION
OCTOBER 23, 2020

As a company that donates 100% Profits to Charity it is critically important to have transparency to our sellers, buyers and the public to earn their trust.

As with every company there will be business expenses including software development, marketing, payroll, reserve capital and general operating costs. After business expenses are paid all profits will then be donated to selected charities.

Every year goimagine will disclose to the public our financials including employee compensation, which charities received donations and other financial information to ensure full transparency in operating an ethical and honest company.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:24 PM 10/21/2020
FILED 05:24 PM 10/21/2020
SR 20207963220 - File Number 3942719

CERTIFICATE OF INCORPORATION

OF

GOIMAGINE, PBC, A Delaware Public Benefit Corporation

FIRST: The name of the corporation (the "**Corporation**") is goimagine, PBC.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, 19904. The registered agent in charge thereof is Cogency Global Inc.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to provide direct support to philanthropic causes, including, but not limited to, helping children burdened by homelessness and food insecurity, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.



GETTING NOTICED

Find more news mentions at
https://goimagine.com/in-the-news/


ERIKA TARANTAL
NEWSCENTER 5
5 FOR GOOD
#WCVB
1:55 / 2:02

https://youtu.be/yA-y0U_u-g4


THE MARKETPLAC
THAT CARES
Charity • Handmade in the USA
NEW AT 11:00
WALE ALIYU
@WALEALIYU
BOSTON
25
NEWS

https://youtu.be/ujP22MB5Nig

OUR FiRST CHARiTY

Our pioneer charity partner is
Horizons for Homeless Children in Boston, MA
http://horizonschildren.org/



Partner Contact
Tara Spalding
Chief Development Officer



goimagine



THE MARKET & COMPETITION

Marketplace Statistics

- Marketplace sales account for 57% of all online sales
- $552 Billion sold annually on U.S. Marketplaces
- 2 Billion people purchase online every year
- Online sales are growing annually by 16.9%

https://www.digitalcommerce360.com/article/infographic-top-online-marketplaces



goimagine



PRIMARY COMPETITION

Etsy

Revenue Growth

Etsy annual growth (in million U.S. Dollars)

© Statista 2020



How Can We Compete?

Etsy currently has over 2.5 Million sellers, 50 Million active buyers and has grown exponentially for years. As Etsy has grown and gone public on the NASDAQ stock exchange in 2015 they have been slowly leaving the handmade niche in an effort to scale further by allowing manufactured goods onto their marketplace.

We believe as Etsy leaves the handmade market there is a big opening for a marketplace dedicated solely to handmade products to become known as "the" handmade marketplace.



Differentiators

- A Handmade Only Marketplace
- Reduced Seller Fees
- Charitable Mission
- A Growing Passionate Community
- Seller-centric Handmade Shops



THE PROJECTIONS

WHAT OUR FUTURE LOOKS LIKE

	2021 Year 1	2022 Year 2	2023 Year 3	2024 Year 3	2025 Year 3
OPERATING REVENUE					
Subscription Revenue	118,742	743,423	1,993,164	3,028,472	3,689,550
Transaction Revenue	11,601	88,389	277,310	421,353	513,329
TOTAL	$130,342	$831,812	$2,270,474	$3,449,825	$4,202,878
PERSONNEL	Year 1	Year 2	Year 3	Year 3	Year 3
Salaries	43,750	425,006	898,008	1,168,008	1,393,008
OPERATING / SELLING EXPENSES	Year 1	Year 2	Year 3	Year 3	Year 3
Advertising / Promotion	63,669	114,339	205,337	368,756	662,233
AWS Servers	9,000	15,000	18,000	18,000	18,000
Accounting and Legal	6,000	6,000	15,000	24,000	30,000
Group: Medical / Dental	0	42,501	89,801	116,801	139,301
Group: 401K Plan	0	3,000	3,000	9,000	12,000
Insurance	9,000	12,000	15,000	24,000	30,000
Revenue Share Paybak	5,214	33,272	90,819	109,018	0
Internet / Telephone	0	1,800	1,800	3,600	6,000
Miscellaneous	2,400	2,400	2,400	60,000	90,000
Outside Development Services	30,000	42,000	42,000	42,000	42,000
Payroll Taxes	2,844	27,625	58,371	75,921	90,546
Rent	0	0	30,000	30,000	30,000
Subscriptions	6,000	6,000	12,000	18,000	24,000
Supplies / Printing	1,200	1,200	1,200	3,600	6,000
Taxes / Licenses / Fees	3,000	3,000	3,000	12,000	18,000
Travel / Entertainment	0	6,000	9,000	18,000	24,000
Payment Processing Fees	9,381	58,730	157,460	239,249	291,474
Charitable Donations	13,034	99,658	340,571	689,965	1,050,720
TOTAL	$204,491	$899,533	$1,992,767	$3,029,918	$3,957,282
NET PROFIT	-$74,149	-$67,721	$277,707	$419,907	$245,597
NET PROFIT %	-57%	-8%	12%	12%	6%
Beginning Balance	$150,000	$75,851	$8,131	$285,838	$705,744
Ending Balance	$75,851	$8,131	$285,838	$705,744	$951,341
YEAR TO YEAR GROWTH RATE	566.7%	638%	273%	152%	122%

PROFIT & LOSS PROJECTIONS

BY THE NUMBERS

NUMBER OF ACTIVE SHOPS

2020 EOY – 1,000
2021 EOY – 3,715
2022 EOY – 19,876
2023 EOY – 35,695
2024 EOY – 48,006
2025 EOY – 54,094

GROSS MERCHANDISE VOLUME

2020 EOY – $85,000
2021 EOY – $290,017
2022 EOY – $2,209,728
2023 EOY – $6,529,379
2024 EOY - $10,533,817
2025 EOY - $12,833,216

MONTHLY TRANSACTIONS

2020 EOY – 650
2021 EOY – 2,326
2022 EOY – 20,741
2023 EOY – 37,247
2024 EOY – 50,093
2025 EOY – 54,094

TOTAL REVENUE

2020 EOY – $20,000
2021 EOY – $130,342
2022 EOY – $831,812
2023 EOY – $2,270,474
2024 EOY – $3,449,825
2025 EOY – $4,202,878



Target Raise: $50,000 - $250,000

For our funding we are launching a **Wefunder** campaign to raise funds from individuals **contributing as little as $100** and offering a 1.5x Return on their money through a 4% Revenue Share.

We believe by taking on debt from investors to grow our marketplace it allows us to stay true to our mission of donating all profits to charity while still giving investors a return on their money. Once all investors are paid back, they are off the books.

With your investment you will not only be supporting our mission to help children in need through a new handmade marketplace, but you will get a 1.5x Return on your money!

INVESTMENT TERMS

VENTURE DEBT | REVENUE SHARE

Promissory Note

- 1.5x Investment Return
- Payback of note based on 4% of Revenue
- Paid back annually
- Estimated Breakeven Payback: 30 Months
- Estimated Full Payback: 36 Months

Learn what a Revenue Share Investment is here:

https://help.wefunder.com/contract/295250-revenue-share

Seller Perks

Sellers that invest in Goimagine Will Receive the Following Extra Perks

Seller/Investor Fee Discounts

- $100 Investment receive .5% off Transaction Fees for 36 Months
- $250 Investment receive 1.5% off Transaction Fees for 36 Months
- $500 Investment receive 2.5% off Transaction Fees for 36 Months

For example, a seller that invests $500 and subscribes to our Professional Plan will pay 1.5% transaction fees instead of 4% transaction fees.

CONTACT

All questions can be directed to:

Jon Lincoln

jlincoln@goimagine.com

